SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 1, 2020

VIA EDGAR

Ms. Jan Woo, Legal Branch Chief

Mr. Mitchell Austin, Staff Attorney

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Claire DeLabar, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BlueCity Holdings Limited (CIK No. 0001791278)

Registration Statement on Form F-1 (File No. 333-239205)

Dear Ms. Woo, Mr. Austin, Mr. Littlepage and Ms. DeLabar:

On behalf of our client, BlueCity Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (“Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”). This letter also sets forth the Company’s response to the verbal comment posed by the Staff on June 23, 2020. The dictated comment is presented at the end of this letter in bold and followed by the Company’s response.

U.S. Securities and Exchange Commission

July 1, 2020

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on June 16, 2020, and two copies of the filed exhibits.

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about July 2, 2020. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 7, 2020, and will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Verbal comment on June 23, 2020

1. The Company disclosed that COVID -19 has had a material adverse impact on user activity on page 23, while increased user activity during COVID-19 is mentioned on page 89. Please clarify the foregoing and disclose COVID-19’s impact on the Company’s user engagements qualitatively or quantitatively.

The Company respectfully advises the two places related to COVID-19’s impact on user activity that Staff noticed were referring to the user activity levels of two different types of services that the Company provides, namely social networking services and livestreaming services. In response to the Staff’s comment, the Company has further clarified and revised the disclosure on pages 23 and 24 of the Registration Statement.

* * *

U.S. Securities and Exchange Commission

July 1, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:

Baoli Ma, Chief Executive Officer, BlueCity Holdings Limited

Zhiyong (Ben) Li, Chief Financial Officer, BlueCity Holdings Limited

Allen Lu, Partner, KPMG Huazhen LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP